UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

___________________________________________

TRANSCEND SERVICES, INC.

(Name of Subject Company)

___________________________________________

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

___________________________________________

Common Stock, $0.05 par value per share

(Title of Class of Securities)

___________________________________________

893929208

(CUSIP Number of Class of Securities)

___________________________________________

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway

Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

___________________________________________

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on March 20, 2012, by Transcend Services, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, $0.05 par value per share (the “Shares”) at a price of $29.50 per Share, net to the holder thereof in cash, without interest, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Antitrust” with the following three paragraphs:

“Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and the Company file certain required information and documentary material concerning the Offer with the FTC and the DOJ and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the Parent’s filing by the FTC and DOJ, and requires that the Company make its filing within 10 calendar days of the Parent’s filing. The Regulatory Condition will be satisfied following expiration of the initial 15-day waiting period, unless extended by a request from the FTC or DOJ for additional information or documentary material, or upon early termination of the waiting period by the FTC and DOJ. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Parent filed a Premerger Notification and Report Form with the FTC and DOJ for review in connection with the Offer on March 14, 2012. The Company filed a Premerger Notification and Report Form with the FTC and the DOJ for review in connection with the Offer on March 14, 2012. On March 26, 2012, the FTC and DOJ granted early termination of the initial waiting period.

Upon satisfaction of the Regulatory Condition on March 26, 2012, the Company, pursuant to clause (C)(8) of Annex A of the Merger Agreement, delivered to Parent and Purchaser a certificate, signed on its behalf by the Chief Financial Officer of the Company, to the effect that, as of the satisfaction of the Regulatory Condition, the conditions set forth in clauses (C)(1) and (C)(6) of Annex A of the Merger Agreement have been satisfied. As a result of such delivery, the conditions set forth in clauses (C)(1), (C)(4)(iv), (C)(5)(iii) (solely to the extent such clause references clause (C)(4)(iv)) and (C)(6) of Annex A of the Merger Agreement shall be satisfied and deemed to be satisfied immediately on April 2, 2012, unless, on or prior to April 2, 2012, Parent delivers to the Company a certificate signed by its Chief Executive Officer or Chief Financial Officer asserting the specific facts and circumstances surrounding the failure of any such conditions (the “Claims”) and only such Claims shall be grounds for failure of such condition.

The Offer remains subject to a number of conditions, including the eScription Transition Condition. The transaction is expected to close in the second half of Parent’s fiscal 2012 (before September 30, 2012).”

Item 8 of the Schedule 14D-9 is also hereby amended and supplemented by adding the following section before the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Certain Litigation

On March 23, 2012, Broadway Capital filed a lawsuit seeking to assert claims on behalf of a class of all of the Company’s stockholders, excluding the named defendants and their affiliates. The lawsuit was filed in the Superior Court of Fulton County in the State of Georgia, Case No. 2012CV213119 (the “Broadway Action”). The Broadway Action names as defendants the Company, Purchaser, and Parent, as well as certain of the Company’s officers and members of its Board of Directors (including Larry Gerdes, Joseph Bleser, Joseph Clayton, James Edwards, Walter Huff, and Charles Thoele (the “Individual Defendants”)). The Broadway Action alleges that the Individual Defendants breached their fiduciary duties to the Company’s stockholders by, among other things, (a) following an allegedly inadequate sales process, (b) causing the Company to agree to be sold for an allegedly insufficient consideration, (c) agreeing to various terms in the Merger Agreement that allegedly deter other buyers from offering a superior price for the Company and (d) relying on the opinion of an allegedly conflicted financial advisor. The Broadway Action also alleges that the Individual Defendants engaged in self-dealing and acted in bad faith. Further, the Broadway Action alleges that the Company, Parent, and Individual Defendants failed to disclose material facts as required by law. Finally, the Broadway Action alleges that Parent aided and abetted the breaches of fiduciary duty alleged against the Individual Defendants. The Broadway Action seeks among other relief: (i) class certification with Broadway Capital as class representative, (ii) a declaration that the defendants breached their fiduciary duties and/or aided and abetted such breaches, (iii) an injunction prohibiting the Offer and Merger, (iv) an award of compensatory damages to the plaintiff and/or the class, and (v) an award of costs, including attorney’s fees and expert’s fees.

On March 26, 2012, a second, substantially similar, purported class action lawsuit was filed by David Krause, seeking to assert claims on behalf of a class of all of the Company’s stockholders, excluding the named defendants and their affiliates. The lawsuit was filed in the Superior Court of DeKalb County in the State of Georgia, Case No. 2012CV4074 (the “Krause Action”). The Krause Action names as defendants the Company, Purchaser and Parent, as well as certain of the Company’s officers and members of its Board of Directors (including the Individual Defendants). The Krause Action alleges that the Individual Defendants breached their fiduciary duties to the Company’s stockholders by, among other things, (a) causing the Company to agree to be sold for an allegedly insufficient consideration, (b) agreeing to various terms in the Merger Agreement that allegedly deter other buyers from offering a superior price for the Company, and (c) denying the Company’s stockholders access to information allegedly needed to assess the Offer and Merger. Further, the Krause Action alleges that Parent aided and abetted the breaches of fiduciary duty alleged against the Individual Defendants. The Krause Action seeks among other relief: (i) class certification with Mr. Krause as class representative, (ii) an injunction prohibiting the Offer and Merger, (iii) rescission of the Offer and Merger or an award of rescissory damages, (iv) an accounting of compensatory damages, and (v) an award of costs, including attorney’s fees and expert’s fees.

The foregoing summaries of each of the Broadway Action and the Krause Action are qualified in their entirety by reference to the complete text of the complaint in the Broadway Action and the complaint in the Krause Action, which are filed as Exhibit (a)(11) and Exhibit (a)(12), respectively, to the Schedule 14D-9. The Company believes the claims in each of the Broadway Action and the Krause Action are without merit, and we intend to vigorously defend against the claims asserted in the Broadway Action and the Krause Action.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No	Description

(a)(11)	Complaint filed in the Superior Court of Fulton County, Georgia, captioned Broadway Capital v. Larry G. Gerdes, et. al.

(a)(12)	Complaint filed in the Superior Court of DeKalb County, Georgia, captioned David Krause v. Transcend Services, Inc., et. al.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chairman and Chief Executive Officer

Dated: March 27, 2012